Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

General Employee Questions & Answers #2

*** (Not for external distribution)***

Subject:	Entergy Transmission Business/ ITC Merger
Date:	Feb. 28, 2012

Background

On Dec. 5, 2011, Entergy and ITC Holdings Corp. announced that the Boards of Directors of both companies approved a definitive agreement under which Entergy will spin-off and merge its electric transmission business, referred to in this document as Transco, into ITC. Following the completion of the transaction, ITC will become one of the largest electric transmission companies in the U.S., with transmission subsidiaries spanning from the Great Lakes to the Gulf Coast and approximately 30,000 miles of transmission lines.

•	Questions with respect to employee matters can be forwarded to feedback@entergy.com. Issues related to the transaction will be escalated to the appropriate responsible party.

•	Throughout the transition process, commonly posed employee questions will be answered and posted for employee access.

•	Questions that should be addressed by ITC directly will be captured and submitted to ITC for their response.

General Questions and Answers:

Q1. How will we handle staffing and the hiring freeze throughout the next 18 months to two years? Will we staff for open positions currently in limbo before the transaction closing?

A. Entergy will continue to fill critical jobs as necessary. There is no intent to limit hiring due to the pending transaction.

Q2. Will Entergy’s remaining workforce be downsized as a result of the transaction beyond the 750 employees moving to ITC?

A. We cannot state with any certainty at this time how the transaction will affect headcount at Entergy following the closing, other than to note the reduction in headcount that will result from those employees who will go to ITC. Entergy and ITC will honor any bargaining obligations that might exist with respect to the process for identifying bargaining unit employees who will go to ITC.

Q3. What are the rules regarding divesting our stock held within our 401k plans? How much time will we have?

A. ITC is an independent transmission company, which makes it subject to Federal Energy Regulatory Commission rules that prohibit ITC employees and their immediate family members from owning the stock of market participants, including Entergy. As a result, employees who go to ITC, as well as their immediate family members (spouse and minor children living in the same household), will be required to divest their Entergy stock, whether held individually or as an investment in the Entergy Savings Plan. The FERC rule would currently require divestiture within 6 months after the transaction closes; however, ITC and Entergy intend to jointly petition the FERC to extend this time period.

Q&As: Entergy Transmission/ITC Merger

Feb. 28, 2012

Q4. Will we have to start over on our vacation?

A. ITC will recognize service with Entergy for purposes of eligibility, vesting, and determination of level of benefits under ITC’s employee benefit plans and arrangements, including for purposes of determination of eligibility for and amount of vacation. ITC has agreed that the applicable collective bargaining agreements will be assumed with respect to the affected bargaining unit employees.

Q5. Will there be a severance package if we go over to ITC and are then laid off?

A. ITC has agreed to provide a severance benefit to non-bargaining employees of Entergy who become employees of ITC or one of its affiliates in connection with the transaction and whose employment with ITC is terminated by ITC without cause within 36 months following completion of the transaction.

ITC has agreed that the applicable collective bargaining agreements with respect to affected bargaining unit employees will be assumed. Therefore, during the term of the applicable collective bargaining agreement, the rights of bargaining unit employees who become employees of ITC or its affiliate will be determined by their applicable collective bargaining agreement, as well as by any applicable collective bargaining obligations.

Q6. Will there be retention bonuses?

A. At the present time, Entergy does not contemplate offering retention bonuses in connection with the transaction.

Q7. What will happen to current IT and other projects already under way before the transaction announcement that were based in part or totally on transmission business needs? Will they continue, or be put on hold or eliminated?

A. Entergy will continue in a business-as-usual mode. Long-term transmission projects will be reviewed by the transmission business, under the continued leadership of Rick Riley, as part of its normal capital funding process. Transmission expansion projects are generally required for reliability, economics, or to meet firm transmission service commitments. The change in ownership of the transmission system is not expected to have a significant impact on the projects that are committed to, or under construction, since these projects were developed to comply with current regulations and commitments. IT projects will also be reviewed by Entergy leaders to determine whether they will proceed as planned or be deferred.

Q8. Who will own the fiber optic system after completion of the transaction? Will Entergy and ITC use the same fiber optic cables and the same EMS transmission system software, or will there have to be duplicates so the companies use separate systems?

A. Entergy will continue to own the fiber system. Maintenance and expansion efforts will be shared – and details will be developed during the planning phase.

Q&As: Entergy Transmission/ITC Merger

Feb. 28, 2012

During the planning phase post-announcement, IT teams from Entergy and ITC will design the end-state solutions for the separated transmission business.

As for ownership of the EMS system, the separated transmission company will own and maintain the EMS system.

Q9. How will the data center be handled?

A. The Transco will be required to have its own data center in order to ensure its independence. The Entergy data center systems used exclusively by transmission will be moved to ITC’s data center. Detailed plans will be developed during the planning phase.

Q10. What will happen to SAIC and other current transmission contractors as a result of the transaction?

A. During the planning phase post-announcement, operating support plans will be developed. The intent is to minimize impacts to the operations of the business. Final decisions for support services have not been made.

Q11. What about shared use buildings? Will we be allowed to coexist, or will some employees have to move?

A. The future use and separation of such facilities are being discussed by the companies. However, buildings that predominately house transmission employees, such as the THQ, will become ITC buildings, while those that are used primarily by the distribution function will remain with Entergy. Ultimately employees of ITC and Entergy will not be allowed to coexist and both companies will likely establish independent facilities where needed in order to address building needs.

Q12. How will we handle building maintenance and other activities at substations where there are currently both transmission and distribution employees?

For the purposes of determining the ownership and in assigning the responsibility for the maintenance of common or shared equipment and facilities, substations with three transmission lines or more will be deemed transmission substations, and the remaining substations that include distribution assets will be deemed distribution substations. Shared equipment and facility maintenance in transmission substations will be the responsibility of ITC, and distribution substations will be the responsibility of Entergy.

For non-shared equipment in joint substations that include distribution and transmission assets, the dividing line between distribution and transmission assets generally will be the source side of the disconnect switch or high-voltage side of the disconnect switch of the distribution transformer, in each case operating at 69 kV or above. Thus ITC will be responsible for the operations and maintenance of all transmission assets, even when the subject assets are in a distribution substation.

Q&As: Entergy Transmission/ITC Merger

Feb. 28, 2012

Even in substations designated as distribution substations (i.e. substations with less than three transmission lines), the transmission assets will be owned and maintained by the Transco as part of ITC. The three line test is used to determine the ownership of common facilities within the substation, such as control houses, batteries, fencing, property, etc. It will be distribution’s responsibility to maintain the common equipment in distribution substations, and Transco’s responsibility to maintain common equipment in transmission substations. Part of the selection process for employees moving to the Transco and selecting those that remain with Entergy in distribution operations will be to ensure that we select employees with the requisite skills and expertise for both companies to perform the maintenance tasks associated with equipment and assets that they own.

Q13. Once the transaction is completed, do we expect there to be layoffs in the telecommunications or other groups remaining at Entergy that previously supported transmission?

A. Until final staffing information is developed, we cannot state with any certainty how the transaction will affect headcount at Entergy following the closing, other than to note the reduction in headcount that will result from those employees who will go to ITC. As discussed above, Entergy and ITC will honor any bargaining obligations that might exist with respect to the process for identifying bargaining unit employees who will go to ITC.

Q14. What is a Reverse Morris Trust and why is it being used for this transaction?

A. A Reverse Morris Trust is simply a non-technical term used by investment bankers and the capital markets to describe the proposed transaction (which encompasses first a spin-off of the transmission business, and then a merger of the resulting company with another entity). This transaction combines a divisive reorganization (spin-off) with an acquisitive reorganization (statutory merger) in a tax-free manner.

Q15. Is this a merger of “equals?”

A. This is not a merger of equals; however, the size of the transmission systems of ITC and Entergy’s transmission business are similar. From a financial perspective, Entergy shareholders will own 50.1% of the combined ITC company; ITC shareholders will own the remaining 49.9%. ITC’s Board of Directors will appoint two new independent directors who will have transmission industry knowledge and familiarity with the region in which Entergy operates. ITC’s management team will remain intact for the combined business, but will be supplemented with key leadership personnel from Entergy’s transmission business to ensure a successful integration and consistency of operations.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the

Q&As: Entergy Transmission/ITC Merger

Feb. 28, 2012

following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.